FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED
       FILING COMPANY: CLEARONE COMMUNICATIONS, INC., REGISTRATION NO. 333-82242
                                                SUBJECT COMPANY: E.MERGENT, INC.

The following is transcript of a telephone conference call with members of the financial community and general public made available for replay by telephone and through the website of ClearOne Communications, Inc. on January 22, 2002.


                          CLEARONE COMMUNICATIONS, INC.

                                January 22, 2002
                                   9:15 a.m.CT
                         Moderator: Frances M. Flood 2



CONFERENCE COORDINATOR: Thank you for holding everyone and welcome to the ClearOne Communications Investor Relations Conference Call for the 2nd quarter of fiscal year 2002. Presiding over the call today is Frances Flood, President and Chief Executive Officer. During the presentation all lines will be on a listen-only mode. A question and answer session will follow. The conference call today will be tape recorded and can be replayed beginning this afternoon with the following telephone numbers: (800_ 839-0860 or (402) 220-1490. The access code for the re-broadcast will be 1207. It can also be accessed on demand over the Internet at Gentner's website at www.gentner.com. Thank you for your attention everyone. Now I turn the time over to your host, Ms. Fran Flood.

FRAN FLOOD: Thanks so much, Galen. Good morning everyone and thank you for joining our Second Quarter for Fiscal 2002 Conference Call. Randy Wichinski, our Chief Financial Officer, is with me today as well as several other members of our executive team and we certainly welcome Rob Sheeley who is the CTO of E.mergent who has joined us this morning as well.

During today's call we will be reviewing our overall performance for the quarter as well as provide information, as much as possibly can be disclosed regarding our recent E.mergent announcement. Until the completion of this transaction, we are precluded from providing financial guidance, including E.mergent, for the remainder of this fiscal year. Once this acquisition is finalized, it is our intent to immediately provide guidance.

To the extent that any information presented during this conference call deals with information that is not historical, such statement is necessarily forward-looking. As such, it is subject to occurrences outside of the company's control which could cause the company's results to differ materially from those anticipated. Please see the risk factors outlined in the company's SEC documents.

We are extremely pleased with the results of our 2nd quarter against the backdrop of these economic times, and I might add these are not pro forma numbers, but real performance. As customary, before I begin with the details, I'd like to take this opportunity to thank my colleagues who never cease to amaze me. Their ability to rise up to the challenge is absolutely incredible.

Total revenue of $12.6 million was a 30% increase over the 2nd quarter last year. Product sales, including all audio systems and the VuLink Video, which was Ivron's original product, were up 26% to $8.7 million. We're seeing a good mix of all products including the tabletop conferencing phone. As forecasted in July 2001, we stand by our original projection of 65 to 70% year-over-year growth for the services division, and view this past quarter's performance of 40% as an anomaly.

For the 2nd quarter we internally modeled our revenue growth at 50% based on last year's extraordinary sequential growth and more off days associated with


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this year's holiday. During the quarter one of our larger customers reduced their conferencing usage. While it created a temporary reduction for the quarter, their consumption has since revived and is trending in a positive direction. That being said, we took several initiatives during this past quarter to secure more agents and resellers to reduce our reliance on any one significant customer. The net effect of these measures is that the number of minutes and customers have increased going into the 3rd quarter.

We continued to make headway into our OEM channel, and although these initiatives have a long sales cycle, we do anticipate revenue recognition from these efforts during the third and fourth quarter of fiscal 2002.

Before we begin our discussion regarding E.mergent and it's strategic fit, I would like to turn the time over to Randy to discuss the detail in the numbers.

RANDY WICHINSKI: Thanks, Fran. As Fran has already stated, we are extremely pleased with the financial condition of the company and we are very excited about our financial future. We are also very proud of our significant accomplishments over the past 3 months. We gained valuable video conferencing technology and access to a new, larger and expanding market by acquiring Ivron Systems. We raised gross proceeds of $25.5 million through a very successful "PIPE" transaction. We closed out another record quarter. We effected a great name change for the company, and as announced this morning we have signed a definitive merger agreement to acquire E.mergent, which reinforces our move into video, and to top it off we accomplished all of this in spite of some very troubling economic conditions. What a quarter!

So where are we now from a financial perspective? Well, overall the company is in great financial condition. Our balance sheet is stronger than ever. Our current assets have doubled, and we have no debt. As a result, we are well positioned to fund our future growth and we have the currency to seek other quality acquisition opportunities.

For the record, and for the benefit of our legal counsel, although we are very optimistic about all of our accomplishments this quarter and the anticipated effect it will have on our financial results, we are precluded from giving specific financial guidance while the E.mergent acquisition is pending. As soon as the transaction is complete we intend to provide more definitive guidance for the current fiscal year.

Okay, so let's take a look at some of the numbers that we can discuss. As Fran has already mentioned, total revenues from continuing operations were up both annually and sequentially on a quarter-to-quarter basis. As noted in our press release and as previously discussed during our 1st quarter earning's call, it is important to remember that our revenue comparisons are based on revenues from continuing operations.

The concept of continuing operations is due to the sale of our RFM product line in fiscal 2001. Since we no longer sell RFM products it is necessary to adjust our prior year sales numbers to ensure that we are comparing apples to apples, therefore when comparing sales for the current quarter to quarterly sales in a


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prior year, or when comparing year-to-date sales to the prior year, we have excluded the amount of sales attributable to the RFM product line.

Overall gross margins were at 59.8% for the quarter, compared to 58.9% for the 2nd quarter of fiscal 2001, and when compared to last quarter the gross margins were essentially the same. As stated in the press release, we also realized a 3% increase in gross margins for the quarter on the services side, from 50.8% last year to more than 54% this year. Based on this recent and continuing trend of improved gross margins for services, we expect service margins to continue in the 53 to 54% range for fiscal 2002. Our gross margins for all products has essentially remained the same as last quarter at approximately 61 to 62%, however, we do expect some softening as sales from our video products increase.

Net income was also higher than last year, 24% higher to be exact, and given the significant increase in R&D expenses as a result of the Ivron acquisition and the continuing effects of our investment in marketing, this increase in net income is truly something we're all very proud of. The combined effects from the cost to support 20 plus video engineers in Dublin and the application of FAS 141 and 142 to the Ivron acquisition, as we will discuss later, resulted in an increase of more than $500,000 in R&D expenses for the quarter.

Now when you add all of this up, our 2nd quarter net income after taxes was approximately $1.5 million, or $0.16 per diluted share. This is an increase of 23% from the 2nd quarter of last year when we reported net income of approximately $1.2 million, or $0.13 per diluted share, however, our increase in EPS is even more impressive given the effects of the PIPE transaction and the corresponding increase in the number of weighted average shares outstanding of more than 330,000 shares.

As I previously mentioned, our balance sheet continues to be in great shape and I believe it is very impressive when compared to others in our industry. Cash increased by more than $20 million, which is primarily due to the net proceeds from the PIPE, less $6 million of cash used to purchase Ivron, and our inventory has increased by approximately $1.2 million, primarily due to the Ivron acquisition.

Another Ivron related balance sheet item is the additional $8 million of other assets which is the value of the acquired technology as determined under FAS 141 and 142. There's also a corresponding $2 million item in the liability section of the balance sheet identified as deferred consideration-Ivron. This item represents the amount of contingent consideration that is currently recognized based on a difference between the value of the acquired intangible assets and the amount of consideration that was actually paid.

As expected, our balance in accounts receivable decreased as compared to last quarter by more than $200,000. This decrease in AR came in spite of increased revenues of approximately $1.4 million. DSO's also decreased from approximately 70 to 66.


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

As usual, we carefully monitor our receivables and we continue to have no concerns with respect to collectability. Accordingly, we have not increased our allowance for doubtful accounts.

Well, Fran, that pretty much wraps up our financial highlights for the quarter and I thank you for your attention.

FRAN FLOOD: Thanks, Randy. As many of you have heard over the past several years, our strategy for the corporation is to gain the largest share of the room and more rooms within the enterprise when conferencing products and services are used. The acquisition of E.mergent enhances this strategy by adding video conferencing, peripheral devices such as document and voice tracking cameras. These technologies continue to round out the suite of products we bring to the room for multi-media conferencing, and although often underrated, E.mergent also provides a full line of customized conferencing furniture that brings more of a one-source solution to our integrator.

In addition to this, one of the greatest aspects of this acquisition is the video product and distribution expertise this team brings. While the Gentner technology division boasts a strong list of distinguished distributors and dealers, the Video Labs division of E.mergent has been selling 80% of their video products through a well-established channel that heretofore the Gentner technology group did not access. Moreover, the Acoustic Services division, which generates leads from this channel for installation, has been providing quality leads to Gentner's traditional dealer channel, a practice we intend to continue and expand upon. Additionally, this group currently provides technical support, training, and helpdesk functions and has developed a revenue generating suite of services that compliment our technology and service offering.

ClearOne will create, develop, and manufacture the industry's best multi-media conferencing system and will translate these technologies into clear value for our customer with our network of service and solution professionals. Rob Sheeley, who has over 20 years of experience in multi-media technology, product development, and marketing, will join our organization as Chief Technology Officer. Together with his team he will guide the product and services roadmap where the complete solution will be packaged. We are very excited to have Rob join our team.

Not to be overlooked in this transaction is E.mergent's reported revenue for the trailing 12 months of $20 million. This additional revenue certainly enhances ClearOne's growth numbers both now, but more importantly longer term, positioning our company for it's anticipated revenue and profit growth.

In fiscal 2002 we will see the introduction of 12 new audio and video products. This will be followed by an additional 17 new products and product enhancements through the end of this calendar year. We are innovating our way into the future, expanding our distribution channels, packaging our products and


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services, and focusing the corporation on it's strengths. We are positioning
ClearOne to achieve it's goals now and into the future.

For those of you who are familiar with our unique stock option plan, our Board of Directors has not changed the targeted earnings per share accelerated vesting schedule against the backdrop of all of these changes. It is management's intention to leave no option on the table for this fiscal year, the next, or the next.

We intend to grow this company organically and with the complimentary acquisitions where they make sense. We are excited about the future of ClearOne, more so now than ever before. Our proven track record continues with 19 consecutive quarters under our belt and with a team ready to go for 20 and beyond. Succinctly stated, we are bullish about our near and long-term future. We have a performance driven culture, one that attracts and retains people who are passionate about winning and will do everything within their power to help their company succeed. Conversely, much like the GE way, we continually review the performance of our people to insure we have the very best on our team.

In this economic time, many organizations are struggling and providing downward guidance, while other organizations were lured to report over zealousness surrounding September the 11th. This corporation followed neither path. We have remained constant on our mission, realistic in setting expectations, and vigilant in our delivery. Our company is focused not only on the next 2 quarters, but the next 2 years as well. We hold to the belief that we work for our shareholders. Performance is the key and that ultimately the execution of our plan is what will be recognized and rewarded by this market.

We thank you for your attention and now turn the time over to the question and answer session.

CONFERENCE COORDINATOR: ClearOne will now entertain questions from members of the financial community. To ask a question, please press one followed by a four and to retract your question please press one followed by a three. All questions will be answered in the order in which they are received. One moment while the system tabulates your responses. Ms. Flood, our first question comes from Mr. Evan Greenburg. Go ahead please.

EVAN GREENBURG:  Hey, Fran.  How are you?

FRAN FLOOD:  I'm great, Evan.  How are you?

EVAN GREENBURG: Well, other than my sore throat, just about fine. I'm in Arizona right now. I'm not in New York, so it's colder in Arizona believe it or not.

FRAN FLOOD:  I believe you.

EVAN GREENBURG: Question for you. Why would you acquire a company for stock here when you just raised all the money in that financing?

FRAN FLOOD: I think we want to keep our powder dry because I don't think this will be the last of the acquisitions.

EVAN GREENBURG: Okay, that's a simple enough answer, and let me understand something, which I think was well explained. With the revenue increase, you've decided to reinvest a lot of that money back into the business, preventing your EPS from growing. What do you think if you'd kept expense growth in line with revenue growth and you had gross margin expansion? Do you feel that would have added 3 or 4 cents to the number? It's a tough question. Maybe it's one for Randy and then I'll...

FRAN FLOOD: Yeah, I hope you know - I don't know that I could - I could probably answer it, Evan, but I'm not really understanding the question. Can you repeat the front part of what you said?

EVAN GREENBURG: The front part is you made an acquisition of Ivron, which is a lot of R&D, and you've also expanded your marketing to take advantage of the situation we've, you know, we've had where there's a lot of pickup in teleconferencing here, video conferencing. Had you not grown your expense line and your R&D line at a higher level rather than keeping it at a similar level to sales growth, your earnings growth probably would be higher than it is right now. Do you think Wall Street is penalizing you for that to a certain extent?

RANDY WICHINSKI: Well, Evan, this is Randy. I don't think we'll be penalized to a certain extent. We did plan on increasing expenses, and I mean we never really decided to drop it to the bottom line. This was an investment that we're making. We're expanding into a much bigger market. The R&D expenditures, as we mentioned in the prior call, were really moving from an OEM arrangement on the video to an R&D line, so we basically increased our gross profit margin, but we did incur some extra R&D costs. The benefit though, and the investment in the future, is to end up with a product line as opposed to a one off product, so we think the investment was well placed.

EVAN GREENBURG: I agree with that. I just think people really aren't understanding the genuine growth that you've got inside this company and I wonder if you guys want to go on the road again to maybe tell that story the way I understand it.

FRAN FLOOD: Evan, I have to tell you, you know, Randy is very kind and generous. I would say that ClearOne Communications, as far as this market is concerned, when you look at our evaluation compared to many others in this state, we are significantly undervalued, so we are definitely a great company to be investing in our stock at this point in time. I don't think that the street has rewarded us commensurately for 19 consecutive quarters of profitability and the kind of growth that we have been putting and the hurdles that we have been over, you know, coming on a lot of these new accounting rules and regulations, plus in addition to the PIPE, so I think that you're absolutely spot on. It's time for


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us to hit the road, tell the story about ClearOne Communications, and let's let the market know what we're all about.

EVAN GREENBURG:  Absolutely, Fran.  Thanks a lot, and I'll be in touch.

FRAN FLOOD:  Take care buddy.

EVAN GREENBURG:  All right.

CONFERENCE COORDINATOR: Thank you Mr. Greenburg. Our next question comes from Scott Sutherland of Webush Morgan Securities. Go ahead, please.

SCOTT SUTHERLAND:  Hi, Fran and Randy.  Congratulations on the quarter.

FRAN FLOOD:  Thanks, Scott.  Good morning.

SCOTT SUTHERLAND: First I've got a couple of housekeeping questions. Randy, could you give us the cap-ex and depreciation in the quarter, and also the goodwill you're carrying on the balance sheet end of the quarter?

RANDY WICHINSKI: Actual goodwill was just the ClearOne amount. The amount that we recorded on the balance sheet with respect to the Ivron acquisition was (INAUDIBLE) technology based, so as you are likely aware under the application 141 and 142, the goodwill element is anything in excess of purchase price over the technology bucket, if you will. Right now the technology amount has pretty much absorbed the full amount of the purchase price, and as I eluded to, the additional amount that is representative of the technology portion has been recorded as in effect a contingent liability of in excess of $2 million, so basically when you add that all up we're at approximately $8 to $9 million of technology related to the Ivron transaction.

SCOTT SUTHERLAND: Okay, and you've bundled that into the other assets right now?

RANDY WICHINSKI:  Correct.

SCOTT SUTHERLAND:  Okay, how about the depreciation and cap-ex in the quarter?

RANDY WICHINSKI: There really hasn't been any changes in cap-ex. You know, nothing to speak of there and the depreciation is running on track.

SCOTT SUTHERLAND:  Okay, do you have exact numbers with you there?

RANDY WICHINSKI:  Not at this time.  We can give you that later, Scott.

SCOTT SUTHERLAND: Okay, now just for a couple more broad-based questions. To follow-up on the previous questions, 2 quarters ago you had indicated ClearOne was going to spend $3 million in the marketing campaign and over these next few


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quarters that would be winding down and we would be seeing more (INAUDIBLE) the bottom line. Can you talk about if we expect to see any more of a flat sales and marketing line going forward and is your R&D built for the new few quarters without any additional headcount additions?

RANDY WICHINSKI: Right now on the marketing standpoint I'd say we stayed pretty much flat. Certainly we made the investment. As we mentioned previously, we think we've run the investment line properly, launched the video products, properly launched some of our other products. Now we've made the investment, so we really do not see an increasing amount of marketing expense. It will remain flat. On the R&D side, as mentioned in my prepared comments, the Ivron R&D engineers in Dublin, you know, for all video engineering, will be a continuing cost. We have 20 well qualified video engineers there and the impact of that combined with the technology amortization is probably going to maintain that R&D expense at the level it's at.

SCOTT SUTHERLAND: Okay, so no headcount additions needed there to continue to expand your product in the video business?

RANDY WICHINSKI:  I don't anticipate any.

SCOTT SUTHERLAND: Okay, and Fran, you talked about the product pipeline, 12 new products by the end of this fiscal year and 17 by the end of the calendar year. Can you talk a little bit more in detail of the pipeline, whether they're in sound reinforcements, the audio conferencing, video, and particularly on the video are you on track to deliver the next two products, one this quarter and one next quarter?

FRAN FLOOD: Yes, I can speak to a little bit at a 40,000 flyover, but we do have Gene Kuntz here who is our Chief Operating Officer. I'll have to go into as much detail as he's comfortable with, but it does cover the broad spectrum, Scott. Let me turn the time over to Gene.

GENE KUNTZ: Thank you, Scott. This is Gene. As you can imagine, we've actually developed our R&D over the entire product line, both the audio product line as well as the video product line, so you'll be seeing products this quarter and next quarter coming out in both areas. For instance, the Xap 400 and XapI Remote will be coming out here in roughly about a month, as well as the V-There product in March timeframe, along with upgrades to the VuLink product which was the original Ivron video codec.

Now, spreading out through the rest of the year, we do have plans to expand our entire audio family and expand our entire video family, but I don't feel comfortable, frankly right now, giving exact definition to it. I don't want to tip my hand to the competition as they say.

SCOTT SUTHERLAND: Okay, and the (INAUDIBLE) system, is that on target for the 4th quarter?

GENE KUNTZ:  I'm sorry.  Could you repeat that?

SCOTT SUTHERLAND: The V-There installed product, is that on track for the 4th quarter?

GENE KUNTZ: It'll be either very late in the 4th quarter or very early in the 1st quarter.

SCOTT SUTHERLAND: Okay, and just one last question and this is for you, Randy. We had talked in the past and with the acquisition of Ivron in Ireland that there could be some tax benefits derived there and that, you know, with your tax background you would be formulating a strategy there. Can you give any more details at this point?

RANDY WICHINSKI: Well, Scott, we do have a strategy in place and basically the tax benefits from taking advantage of that strategy will be realized as the video product revenue increases.

SCOTT SUTHERLAND: Okay, is there any formal guidance or are you still guiding at the 37.3% at this point, for taxes?

RANDY WICHINSKI: That's right. I mean, there's been an incremental benefit, but as I said, as product revenues, video product revenues, increase as compared to other revenues then I think we'll see a definite decrease in the amount of income taxes spent.

SCOTT SUTHERLAND:  Okay, great.  Thank you.

FRAN FLOOD:  Thank you, Scott.

RANDY WICHINSKI:  Thanks, Scott.

CONFERENCE COORDINATOR: Thank you, Mr. Sutherland. Our next question comes from Mr. Nigel Gonzalves of Gilford Securities. Go ahead, please.

NIGEL GONSALVES:  Good morning, guys.  Congratulations on another great quarter.

FRAN FLOOD: Thank you so much, Nigel.

NIGEL GONSALVES: I also wanted to welcome James Hansen to the call. I just had a couple of questions. I think Scott addressed most of my questions, but you talked about a significant customer that caused a decrease in service revenue during the quarter. Do you have any further color on this customer and exactly what were the reasons? Is it XO and how do you see this strengthening or what actions are you taking to see strengthening in service revenue in Q3?

FRAN FLOOD:  Let me address that quickly for you, Nigel.

NIGEL GONSALVES:  Okay.

FRAN FLOOD: Quite frankly, I don't think it's prudent to discuss which customer in particular, however, be aware that we have been in very close communications with this customer to understand the dynamics for the fall off of their consumption. You know, we very closely monitor our customers to make sure that if there is a fall off in conferencing usage that it's not attributable to service factors, and so once we were assured that it was not attributable to poor service and that they had their own internal issues, we felt very confident that this customer would ultimately come back on line, and in fact we have been seeing the trend after the quarter to actually reverse itself and that this customer usage pattern has moved back up to the appropriate level; however, I do want to state as my prepared comments suggested that during the month of December, while we had been recruiting some people from the industry in the sales aspect, our major emphasis has been to gain more agents and more resellers so that we can expand upon our client base and really move away from any reliance upon any one significant customer. That will address the revenue front.

What I'd like to do is have Kevin Davis talk a little bit about some of his operating benefits, who is the Vice President of our Service Division.

KEVIN DAVIS: Thanks, Fran. I appreciate that, and Nigel, I appreciate your question. One of the things I'd like to mention, I think Fran's done a great job of explaining what's going on on the revenue side, but in these economic times where rates have been compressed and there's been a trend towards reservations of conferencing and increased competition, one of the things that we feel very proud about is that we have been able to increase our gross margin from last year at 50.8% to an all-time high of 54% this year.

NIGEL GONSALVES:  That's service revenue?

KEVIN DAVIS: That's service, and that's an incredible achievement we feel excited about that, and that's money straight to the bottom line and this has been a result of renegotiating network and line charges, increasing efficiencies within our operation center and we feel very strong about holding these margins moving forward into the future. Fran also mentioned that we've been extremely successful in recruiting some great talent with years of industry experience into our conferencing sales division, and that's very exciting for our organization to bring in that type of talent and work with us, so we feel very excited about where we've gone with margins and these economic times and the competition and feel very strong about holding to our original projections that have been stated in Fran's prepared message.

NIGEL GONSALVES: Great. In terms of the guidance - I mean, it's not exactly guidance, but you talked about 2 things with regards to the E.mergent acquisition and congrats again on that, but I was looking at E.mergent's, I think it was the second - no, the 4th quarter revenue that they had reported and they seem to be at a traction rate of $6.2 million with gross margins of around 37%. Now, you guys talked about the fact that this could be (INAUDIBLE) to the revenue line to the extent of $20 million. What was the reason for - it seems to


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

be like a little drop if you add, you know, 4 full quarters of revenue taking the last quarter as an indicator. There seems to be some kind of drop in the way that's growing. Is that because there was an overlap of product or channels, or do you guys expect to shut down some lines? And then again in terms of the product service breakdown, the overall margins of 37%, which is below your margin, how do you expect to ramp that up? There was also a mention about $1 million in overhead savings. Could you talk about that?

RANDY WICHINSKI: Nigel, this is Randy. You know, you're asking very specific questions there and really some more forward-looking statements. As we stated in the earnings release and in the, you know, press release for the acquisition, we really are precluded from discussing any specific expectations that we might have with the merger with E.mergent, so I think you're going to have to table those questions for now, but we certainly will be happy to address those questions when we close the transaction.

NIGEL GONSALVES: Okay, one last question guys. What do you experience in terms of volume as far as XAP 800 Q2 or Q1, the AP800, and then the new products that came out last quarter?

FRAN FLOOD:  Nigel, I'm sorry.  I'm not understanding.

NIGEL GONSALVES: I wanted to know, you know, the net volume that you guys experienced for the XAP 800 as well as the AP 800 and the new V-There products, whether you saw growth in volume, which seems to be obvious of course, but I just want a confirmation on that.

FRAN FLOOD: Nigel, while I can speak to this last quarter of Q2, we don't break down the specific products and the V-There product was not actually available this last quarter, only the VuLink, but I think the numbers and the growth sort of speak for themselves that we have seen demands across all fronts on our products so that we're feeling very confident with what we're doing as far as the numbers go. I also might clarify that it is not Jim Hansen with us. It's actually Rob Sheeley who is present with us in this room.

NIGEL GONSALVES:  Okay, thanks a lot guys and congratulations again.

FRAN FLOOD:  Take good care of yourself.

CONFERENCE COORDINATOR: Thank you, Mr. Gonsalves. Our next question comes from Mr. Richard Dalton of Telespan. Go ahead, please.

RICHARD DALTON: Hello, Fran. Great quarter. Great acquisitions. Sounds like you're headed in the right direction.

FRAN FLOOD:  We're thrilled.


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

RICHARD DALTON: Let's see, if I understand the E.mergent situation correctly, you will acquire 2 companies from that; Video Labs and Acoustic. Is that correct?

FRAN FLOOD:  Yes, that's correct.

RICHARD DALTON: Okay, now, Acoustic is a system's integrator and installs all kinds, all brands, of gear. Will they continue to do that or will they disappear or what's going to happen with that?

FRAN FLOOD: Well, Richard, those are good questions and I will tell you what I would do is turn the time over to Rob Sheeley who is currently with Acoustic as well as Tim Morrison who is our Vice President of Sales who can address these questions.

RICHARD DALTON:  Okay.

ROB SHEELEY: Great. This is Rob. Basically to best explain your question that you're asking, we really see Acoustic as, over the last couple of years, as really changing and refocusing their customer base from going from servicing end users into servicing channels and as you look at that strategy and as we pull away that strategy, those channels such as (INAUDIBLE), SBC and other channels we've been performing the service for.

We presently now service and maintain over 150 different manufacturers. We don't necessarily provide the guidance that says you have to buy this or you have to buy that. We actually support everything just like in the IBM service model or like in the Xerox service model. They service not only their own equipment, but they service other equipment as well. They can be able to do that, so we really don't see that changing at all with that. We're just really expanding that it to also include Gentner equipment as well.

TIM MORRISON: Richard, this is Tim Morrison. I just would like to add that we're really excited. As Fran said, you know, 80% of Video Lab sales are coming through a channel that Gentner previously didn't have access to. This channel clearly requires assistance through integration, and so this is going to benefit our value added dealers and distributors greatly. We can expect to enhance our partnership with both our dealers and our distributors that we currently enjoy, so this is a really exciting move for us all.

RICHARD DALTON: Okay, one of the questions - I guess this is for Randy. Do you break out the video sales within your numbers, including the revenue and cost of goods?

RANDY WICHINSKI: No, all video and basically all products are included in our product segment, and that's all that we report is combined numbers and gross profit margins.

RICHARD DALTON: Okay, and can you tell me how many video dealers you have at this time?

FRAN FLOOD:  Rob, do you want to take this?

ROB SHEELEY: Yeah, Video Labs presently has about 450 video dealers that we sell world-wide.

FRAN FLOOD: And Gentner Communications Division has approximately 500 dealers world-wide, plus we also have distributors, so we think we've got the water front covered, Richard.

RICHARD DALTON: Great, okay.  Good luck.

FRAN FLOOD:  All right.

CONFERENCE COORDINATOR: Thank you, Mr. Dalton. Our next question comes from Mr. Michael Cody of Sidoti and Company. Go ahead, please.

MICHAEL CODY:  Good morning, Fran and Randy.

RANDY WICHINSKI:  Good morning, Michael.

FRAN FLOOD:  Good morning to you, Michael.

MICHAEL CODY:  How are you doing?

FRAN FLOOD:  Super.

RANDY WICHINSKI:  Great.

MICHAEL CODY: Good. A few questions. Let me jump around a little bit. Your largest services customer as a percentage of revenues?

FRAN FLOOD:  Less than 10%.

MICHAEL CODY: Okay, you mentioned in your prepared comments, I think I heard you slip in, sales in the tabletop conferencing product sounded like they're doing well in the overall product mix. Is there any momentum there and through what channel are you being successful with the tabletop?

FRAN FLOOD: Well, there's a couple of things that are taking place, Michael, right now. One is tying it into our services division and we are seeing good promise on that front. We think we have finally broken the code on how to move product as a services area, and secondly we really are excited about the piece that E.mergent brings to us because they actually move desktop product today, and so this is going to just be a very natural complement for the ClearOne phone.

MICHAEL CODY:  Okay, and E.mergent moves that product today?

FRAN FLOOD:  That's correct.

MICHAEL CODY: Okay, any other detail on the OEM business? You mentioned that you should start seeing some revenues the third and 4th quarter. How's the OEM business going with the tabletop phone and any other clarification or detail on OEM arrangements?

FRAN FLOOD: Well, certainly there's certain things that we cannot, you know, discuss in terms of who we're doing OEM arrangements with, unless they're in the public domain, but I would say the vast majority of OEM right now is related to more of a high-end audio conferencing rather than the tabletop phones, but we are seeing some of these relationships coming to bear. We're working on the boards right now and things of this nature so the revenue should come on stream third and 4th quarter.

MICHAEL CODY: Okay, the acquisition of E.mergent - when do you anticipate closing that?

RANDY WICHINSKI: Well, Michael, it's pretty uncertain from our perspective when that will close. You know, it's subject to both SEC review and also approval of the shareholders for E.mergent, so it's very difficult to pin down a definite time table. We'd like to close as soon as possible, but if you go out to, you know, say 30 to 45 days, we'd like to think we could close that quickly, but we really don't have any control over that time period.

MICHAEL CODY: Okay, sticking with E.mergent for a second, you mentioned in the press release quite a bit of their business is international. What percentage and where is it located?

ROB SHEELEY: On the E.mergent side, the majority of our international business occurs in Europe and the Middle East (INAUDIBLE).

MICHAEL CODY:  Excuse me?  I'm sorry.  Did you give a percentage?

GENE KUNTZ:  Yeah, 32%.

MICHAEL CODY: Okay, thank you, and let me just ask a final question here. The V-There product - we (INAUDIBLE) talked about it - coming to market as soon as possible in calendar '02 and now it looks like it's being pushed back a little bit to March. Any delays in the product launch? What happened and what's your confidence level with the release date?

FRAN FLOOD:  Let me turn that over to Gene.

GENE KUNTZ: Actually, there's a great deal of confidence that still gets that out this quarter. The majority of the delay had to deal with combining the 2 companies together and going through both the acquisition and the continuing of that development, so there are a few snags that we came up with on that. They weren't really snags from a development perspective, but more from operational and how we were bringing that manufacturing into Salt Lake. Originally we were planning on building that in Dublin. We have since moved the entire manufacturing operation back into Salt Lake and that also had an effect on (INAUDIBLE).

FRAN FLOOD: Michael, I might also dovetail into that. While there is slipage in the delivery date, we're saying at the beginning of March, we certainly have been preparing our channels for the V-There product and I can assure you that there is a lot of enthusiasm and expectation for the product, so we do have high expectation on the revenue associated with this new product launch.

MICHAEL CODY: Okay, great and then you did say that you expect at the beginning of March so you might see a contribution in at least a third of the quarter?

FRAN FLOOD: We're absolutely anticipating that we will see contribution. In fact there is purchase order and backlog in effect for video.

MICHAEL CODY: Okay, super. Congratulations on a nice quarter. Thank you very much for entertaining my questions.

FRAN FLOOD:  Thanks so much, Michael.  See you soon.

MICHAEL CODY:  All right.  Can't wait.

CONFERENCE COORDINATOR: Thank you, Mr. Cody. Our next question comes from Ms. Denise Steele of Greenville Capital Management. Go ahead please.

DENISE STEELE: Thanks for taking my question. I'm just wondering if you can remind us of how much of the quarter Ivron was contributing and if you could provide us with how much they did contribute to the top line?

FRAN FLOOD: I think with the VuLink product - we won't break it out specifically but we did see revenue this past quarter, Denise, from the Ivron acquisition, which we actually did not essentially anticipate. I believe that what we have stated with regard to this fiscal year that we said - Susie, correct me if I'm wrong, but I think we said anywhere from about $2 to $3.5 million. Is that correct?

SUSIE:  Yeah, in that range.

FRAN FLOOD: In that range that this is what we anticipated from the entire video acquisition for fiscal '02, so we had I think some realistic expectations baked into our overall strategy. It was a kiss this last quarter that we did get revenue generated from the VuLink product and we're going to just expand that product line now with V-There, but keeping the VuLink out there and continuing to enhance it, so it's an extra bonus to us.

DENISE STEELE: Okay, and the $500,000 incremental in the R&D line, does that constitute a full quarter of expenses, or is that just a portion of a quarter?

RANDY WICHINSKI: Denise, this is Randy. Because we did the acquisition on October 3rd or 4th, it's pretty early into the quarter so we think the $500,000 is representative of the going forward effort. We do look to reduce any expenses and maximize any efficiencies in the R&D line, but we do not plan to reduce the amount of the engineers working in Dublin.

DENISE STEELE: Okay, and then other than R&D, are there any other efficiencies that we should look for in go-forward quarters, either in G&A or selling and marketing, that you didn't have a chance to get to in the December quarter?

RANDY WICHINSKI: I think if you look at our G&A expense we're down, you know, 9% compared to the same quarter last year, so we are pretty lean and mean. You know, we always try to maximize any efficiencies. We do also want to increase revenues, so I think you'll see some increasing sales and marketing expenses driven primarily by additional sales, so I think we'll always look for efficiencies, but I'd say I would not anticipate any significant reductions in G&A over, you know, the current levels.

DENISE STEELE: Okay, great, and just one last question if I could. On E.mergent's product line, not the system integration piece, but I heard you mention furniture products as being part of the product line. Will that continue in their product mix and if you could just talk about sort of maybe the other portion of their revenues on the product side that attracted you to this acquisition.

ROB SHEELEY: I'll answer that. This is Rob. Our basic product mix consists really of video cameras, video accessories, and video furniture. We have the unique distinction that the majority of our products are really designed to work around video conferencing systems, so think of it kind of like the video conferencing (INAUDIBLE) manufacturer, and really what we're doing is we're taking the Gentner codec and wrapping our (INAUDIBLE) around it so we now have a total system solution with it, so really it's kind of like if you think about it like not only just having the tool box, but now you've got all the tools inside as well with that. What we've really done is we've been able to complete the offering of what Gentner is going to be providing the video conferencing channels.

FRAN FLOOD: I might add another point to that, and effectively one of the things that when we first started to venture into the video conferencing market, amazingly enough many of our integrator dealers and distributors specifically asked us if we would have the furniture to support the conferencing unit, which really quite frankly caught us by surprise, but when you stop to think about it, it makes all the sense in the world, so we are really moving towards becoming the one source for the complete suite of products, as well as services that go into a multi-media conferencing environment.

DENISE STEELE:  Okay, thank you.  It's very helpful.

FRAN FLOOD:  Thank you so much, Denise.

CONFERENCE COORDINATOR: Thank you, Ms. Steel. Our next question comes from Mr. Jeff Nixon of MCM. Go ahead, please.

JEFF NIXON: Good morning. Fran, I was just wondering if the - I know that we had hoped that we would get some kind of (INAUDIBLE) with September 11th at least making people consider video conferencing to kind of reduce the travel of their executives. I just wondered if that has actually amounted to anything, or whether it was price reductions that's driving growth.

FRAN FLOOD: You know, what's really interesting, Jeff, is we were probably one of the very few companies that didn't get on the bandwagon and subscribe to setting expectations out there post-September 11th that everything was going to go through the roof. I believe what is fueling the growth right now is that there is greater awareness of conferencing, but yet that is just disposed against a backdrop of people trying to reduce their expenses, capital and otherwise. Not just travel expenditures, but also saying we're not going to be buying any systems and equipment, so there's sort of a dichotomy built into this whole environment.

I believe what we are seeing, however, is that as more and more organizations are becoming aware of conferencing as an alternative, it will never totally replace air travel. It will never totally replace face to face communications, so we're very realistic about that, but we do think that there are merits to conferencing and what we're talking to corporate America about is we go out and find opportunities for our dealers and integrators is that these are products that must be sold. They are not essentially bought. People don't pick up the phone and start saying I need to absolutely start video conferencing. They need to understand the merits that are associated with conferencing, and you know the funny thing, Jeff, is that the opportunity is going to be so huge. This is what we're excited about.

Realistically we're looking at a universe that only has 2% penetration in video rooms and 8% penetration for audio rooms and the fact of the matter is that as we build all of the complete solutions, ClearOne Communications is going to be positioned for the market when it really does explode. We're going to be positioned for it.

JEFF NIXON: Okay, and then secondly, with the VuLink product, I'm getting the impression that you're kind of downplaying its importance as the first offering for you. I mean, is really V-There the one that you're really hoping to be the kind of the core driver for, or do you have, you know, kind of material expectations from VuLink as well?

FRAN FLOOD: Let me give you sort of what I'll call a product forecast or road map. When we first started our relationship, after we acquired ClearOne in 2000 in July, essentially we had acquired the initial start of video conferencing technology and realizing that we needed to partner with an engineering company. Serendipitously we found Ivron and Ivron found us. We actually at that point in time had started to co-develop a video conferencing, audio conferencing unit, to our specifications through a joint venture. When we finally came to the conclusion it made a lot of sense for us to actually acquire Ivron, I will say that the VuLink product was very fortuitive in that this was a product that actually Ivron was developing, I want to say more as an OEM and an entry point product.

That being said, we did have revenue come out of this particular quarter, but we really are putting our claim to fame in the V-There product line, not only the one that is scheduled to go out at the beginning of March, but the next generational suite of products that's coming, but hey. We just go written up in a magazine. Angelina Beitia is here with me. Do you remember the name of the magazine?

ANGELINA BEITIA:  I think it was Communication Convergence.

FRAN FLOOD: Well, this magazine actually evaluated the VuLink product and we scored a B+ rating, so you can't beat that with a stick, and if people are going to buy the VuLink product we'll continue to build and support it, but we really are putting our major emphasis on the V-There product line because it is a Gentner centric product that we think the market is going to be absolutely ecstatic to receive.

JEFF NIXON: So given the sort of a March launch, I guess it would be the second half of the calendar year that we might start to see, you know, the kind of the, any kind of material revenues?

FRAN FLOOD: Absolutely. We do believe there's one third coming to us, if not a little bit more than one third in this 3rd quarter, but 4th quarter is where the huge upswing should come.

JEFF NIXON:  Okay, great.  Thanks, Fran.

FRAN FLOOD:  Thanks so much, Jeff.

CONFERENCE COORDINATOR: Thank you, Mr. Nixon. Our next question comes from Mr. Andrew Davis of Wainhouse Research. Go ahead, please.

ANDREW DAVIS:  Hello, Fran.  Hello, everybody.

FRAN FLOOD:  Hi, Andrew.

ANDREW DAVIS: A very interesting acquisition. I have 3 quick questions, 2 of which were actually - are similar to questions asked by Richard Dalton, but not quite the same. Moving forward, you're going to have products that are audio products, video products, and then I guess I'd call them other products, like furniture and voice tracking cameras. I'd like to ask you to at least consider breaking your product reporting out to at least audio, video, and other. It really helps many people, I think, understand where the business is growing, so that's a point for you to hopefully consider.

The second point I wanted to ask about is is there any way that the acquisition of E.mergent by Gentner ClearOne is going to upset any of the major customers that - Video Labs particularly, or E.mergent currently has? People that might have had no trouble dealing with Video Labs but might be reluctant to buy from Gentner or ClearOne because of competitive issues.

FRAN FLOOD: I'll turn the time over to Rob because I think he's probably most suited to answer that question directly.

ROB SHEELEY:  Hello, Andrew.

ANDREW DAVIS:  Hello, Rob. Congratulations on your new job by the way.

ROB SHEELEY: I guess the best way to answer this is that we're - obviously Video Labs sells to 450 dealers around the world, but they're typically multiple dealers handled multiple product lines already with that, so as they handle multiple product lines they're not looking to buy everything from one single sourced vendor, so really this doesn't effect them in any one way other than the fact that they now have access to Gentner products through our distribution as well as video launched products as well with it. I think we have a couple of OEM accounts, one of those being Polycom that may look at this news a little differently with that, but, you know, time will tell. I mean, overall the majority of our dealers are multi-line to begin with, so it really doesn't interact them at all.

ANDREW DAVIS: As we all know, it's a strange industry with competition and cooperation. Sometimes the left hand is doing things different from the right hand, but it's an interesting thing to ponder. Last question, as I see in one of the releases, I guess ClearOne claims this is a $22.2 million acquisition. My question is what kind of premium does that represent over the - I guess E.mergent is publicly traded so I could look it up if I had the time. Is there a premium?

RANDY WICHINSKI: Andrew, this is Randy Wichinski. The premium would be calculated upon closing, so if you look at it as we stated the consideration being paid for the all outstanding shares and options of E.mergent is $7.3 million cash and 873,000 shares, so you know, there's different formulas that go in with respect to satisfying each shareholder and each option holder, so that will all be determined upon closing.

ANDREW DAVIS: Okay, thank you. This is a very interesting acquisition, and I certainly give ClearOne and Fran an A+ on innovation and imagination.

FRAN FLOOD:  Thanks so much, Andrew.  Look forward to working with you.

CONFERENCE COORDINATOR: Thank you, Mr. Davis. Our next question comes from Mr. Aaron Edelheight of Saber Value Management. Go ahead, please.

AARON EDELHEIGHT: Hi. I wanted to ask you, you did a good job with your receivables this quarter and I wanted to ask with all the products that you're coming out with, actually later in the year and with your acquisitions, what is your cash cycle going to look like? Are you going to consume a lot of cash as you grow later in the second half? Are you going to have to spend some on cap-ex with the acquisition not only that you announced today, but I assume more acquisitions in the future.

RANDY WICHINSKI: This is Randy. I think our consummation of cash will not necessarily be dictated by cap-ex expenses as much as, you know, certainly some other expenses related to the growth. As we stated, we do intend to, you know, grow the company. We do want to increase revenues, both organically and through other opportunities in the acquisition front that are quality acquisitions that really make sense, so, you know, I think the good news is that at the current economic times and conditions that we're in, we do have cash available and we will spend it wisely. The currency that we have to do acquisitions is comprised of both cash and shares and we'll try to structure as good of a deal as we can going forward.

AARON EDELHEIGHT: Okay, my next question is if I'm correct this is the largest acquisition Gentner has made. What safeguards are - how could you comfort shareholders who are potentially worried about integration issues or that maybe you're growing too fast or you're buying a big company and there may be issues. What would you say to that?

FRAN FLOOD: I think there are a couple of points, Aaron, to be made here. One is that yes. You're absolutely on point. This is the single largest acquisition that ClearOne has ever undertaken, but I put a caveat to this that this is not the first acquisition of this executive team. With 28 years experience in corporate America, I have a fairly good handle on the integration of bringing companies together, as does most members of this executive team. We have actually put together an M&A team within the organization whose specific edict is to make sure that the execution of this integration comes off flawlessly. I might also tell you that with regard to the Ivron acquisition, albeit in just 4 or 5 months underneath our belt, there's been very mild hiccups with regard to inculcating their culture and being an Irish based company, this is not a small feat. That we have been able to really merge the 2 companies together quite seamlessly and we anticipate - we had also had a relationship in advance of this acquisition with the folks at E.mergent, so we're not strangers to each other. We have every confidence that we can pull this off and execute the plan and deliver the performance as the market expects and our shareholders demand.

AARON EDELHEIGHT: My next question is what incentives are in place, I guess, when you're buying this company so that in a year the top management or key employees leave. Are there some kind of lockups to the shares or the options that you're giving? I know that, you know, one of the great things about your company is the incentives you have in place for your existing employees. How are you planning to I guess morph that into acquisitions and especially this one?

FRAN FLOOD: There's a couple of key points and then I might turn the time over to Rob who certainly can speak for himself in terms of what is his motivation, but I will tell you that one is that a lot of the principal players within E.mergent are now shareholders within ClearOne Communications, and really when we looked at the vision of what we are trying to accomplish here that the new shareholders within ClearOne Communications see that vision and that it's the future currency of where this corporation is going to go that tethers them and their passion to the organization, the new organization, and E.mergent as well had a plan in place for their employees that they would be receiving shares of the new company in which they are now being employed.

As we move forward and we again bring the 2 cultures together because ultimately we know that is the single biggest quality that makes an acquisition successful or fail. If we bring the 2 cultures together we will deploy the same means and methodologies that we do today with our own employee base, or our existing employee base, to retain the intellectual property of the corporation. Let me ask Rob specifically your motivation in terms of being part of ClearOne.

ROB SHEELEY: I think the biggest - when you look at the merger overall with this is that normally whenever you look at an acquisition the idea is that you've always got one plus one and it's got to equal 3. I mean, there's got to be some major (INAUDIBLE) and there's a huge additive here in the fact that we're actually into a lot of the markets that Gentner needs to be in, and Gentner is in a lot of the markets that Video Labs wants to be in, and we've always been a very centric video conferencing manufacturer with us, and they've been very centric audio, visual, multi-media integration type company with us. The fact that we can actually take our existing product lines - this is nothing new. This is just stuff that we have already made and be able to put that product in Gentner's distribution systems and in Video Labs distribution systems gives us a home run right out the door. I mean, this isn't magic. This isn't new stuff. This is stuff that's happening everyday, so it's a phenomenal thing. Personally now being one of the larger Gentner shareholders, my personal motivation with this is huge to continue to succeed and be able to provide the next evolution of Gentner's growth into the whole collaboration phase.

AARON EDELHEIGHT: Okay, you also mentioned to a previous question that you wanted to go out and tell your story again on a road show. When do you think that may be?

FRAN FLOOD: I'll be back in New York in the next couple of weeks as well as in the Chicago area.

AARON EDELHEIGHT:  Okay, thank you very much.  Good quarter.

FRAN FLOOD:  All right.

CONFERENCE COORDINATOR: Thank you Mr. Edelheight. Our next question comes from Mr. Scott Sutherland.

SCOTT SUTHERLAND: Just a couple of follow-up questions. First one is inventory. Is that primarily from Ivron that they carried some inventory there?

RANDY WICHINSKI: Actually the increase was attributed primarily to the Ivron acquisition. We did pick up in excess of $600,000, you know, plus additional inventory from the Ivron acquisition.

SCOTT SUTHERLAND: Okay, and then can you talk a little bit about the sales cycle? There has been some increased interest starting in the 4th quarter of RP's out there and customer interest. How does that equate into visibility of revenue for products going forward?

FRAN FLOOD: I think, Scott, the way we've been really working closely with our distributors as well as our premier dealers, you know, we are getting visibility by understanding very specifically what jobs are out there and what jobs had been awarded to them, which would subsequently translate to what jobs are going to be awarded to Gentner systems, so the communication, and I might ask Tim to embellish upon this, but the continued communication with our distributors and dealers has been quite often. These guys have done a brilliant job in execution. Tim.

TIM MORRISON: Well, I don't know what more I can say, Fran, other than it really has significantly improved. I think the relationship now with our distributors, they're enabling us to reach to dealers that we had not been able to reach to, so the communication there is opening up significantly, enhancing more dealers than we had access to in the past. We have actually regular meetings with our distributors and dealers communicating exactly where we're going so they understand our direction. We understand their needs a lot better, and so overall I think that a true partnership is really improving and forming daily.

SCOTT SUTHERLAND: I guess more specifically we saw a couple of large deals with partners like MCSI. How long do these integration projects last from the day we see the announcement?

FRAN FLOOD: I will tell you it's all over the map, Scott. It's kind of an interesting industry. Again, you know, if you look at sort of Polycom model you can take something off the shelf, plug and play it. While we have those types of products and a very good product suite I might add that competes with that, a lot of our installed products actually do not typically from the time it ships out the door you can be looking at from specification to actual install could be anywhere from 90 days, upwards to 18 months, upwards to as much as 24 months. I mean, I've seen jobs in New York where I saw the actual steel beams going up and there was no building, and then I spoke to the IT manager and he said hey. We're putting Gentner products in here, and there weren't any walls in the building, so it's an interesting sales cycle. It could be anywhere from 90 days all the way out to 24 months at least.

SCOTT SUTHERLAND: Okay, and the last question. With the acquisition of E.mergent, do you see, can you help me out any in specific verticals? It looks like maybe the distance learning (INAUDIBLE) verticals.

FRAN FLOOD:  Rob, let me turn that over to you.

ROB SHEELEY: Yes, the primary vertical markets that we see us focusing on is distance education, K-12 education, and training as being the 3 largest verticals in those marketplaces.

SCOTT SUTHERLAND:  Okay, great.  Thank you.

FRAN FLOOD:  Thank you again, Scott.

CONFERENCE COORDINATOR: Thank you, Mr. Sutherland. Our next question comes from Mr. Michael Cody of Sidoti and Company. Go ahead, please.

MICHAEL CODY:  Thanks.  I forgot to say hi to Susie.

FRAN FLOOD:  Is this one upmanship between the analysts?

MICHAEL CODY: Well, actually I queued in about 20 minutes ago and there a lot of late entries, so - hi, Susie. I miss you.

SUSIE:  Hi, Michael.  Thanks for the...

RANDY WICHINSKI:  Hey, I'm offended, Michael.

MICHAEL CODY: I thought you might be, Randy. Sorry about that. My question relates to other income. It was a little bit lower than I expected and I mean obviously interest rates are lower, but also you have quite a bit more cash for a portion of the quarter. Is there anything else in there or which we can expect moving forward?

RANDY WICHINSKI: Well, Michael, I think if you look at it timing wise, the Ivron acquisition, you know, utilized the majority of our cash right at the beginning of the quarter and so we did not have the other interest income that we previously had been reporting, you know, and carrying on an $8 million plus cash balance and during October we did tap into our line of credit a little bit. Then the offset of that with the cash that came in, the proceeds that came in, from the pipe, that was late in the quarter, so I think the net effect of, you know, and the timing of those 2 transactions really is the result of a lower amount of other income.

MICHAEL CODY: Okay, and for the third and 4th quarter you'd expect that. Let's just say net of the current acquisition you expect that to bounce back up to a level above what you saw in the September quarter?

RANDY WICHINSKI: Sure, I'd expect that. We do have it in a tax advantaged investment, and we're getting a very attractive after-tax yield on that.

MICHAEL CODY:  Okay, and I guess that's it.  Thanks again.

RANDY WICHINSKI:  Thanks, Michael.

SUSIE:  Bye, Michael.

MICHAEL CODY:  Bye, Susie.

CONFERENCE COORDINATOR: Thank you, Mr. Cody. Our next question comes from Mr. Keith Curtis of Schroeder Investment Management. Go ahead please.

KEITH CURTIS: Yes, hi. Could you just provide what gross and operating margins were on E.mergent?

GENE KUNTZ: That would be I think available in their previously filed information. Certainly I just don't have that information right in front of me here.

KEITH CURTIS: And do you have any numbers or (INAUDIBLE) for internal growth going forward for I guess the combined company.

GENE KUNTZ:  Yeah, that we cannot speak to.

KEITH CURTIS:  Well, what about just for ClearOne?

FRAN FLOOD: We'll issue guidance after the transaction is completed because we think it would be in the best interest of all to have the inclusion of E.mergent in that guidance.

KEITH CURTIS:  Right.  Okay, thank you.

FRAN FLOOD:  Thank you.

CONFERENCE COORDIANTOR: Thank you, Mr. Curtis. Our next question comes from Mr. Philip Robert of David L. Babson. Go ahead, please.

PHILLIP ROBERT:  Wow.  What a long queue.

FRAN FLOOD:  Sorry, Phillip.  I guess we're in demand.


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

PHILLIP ROBERT: Yeah, listen, just a couple of follow-ups since everybody's asked most of my questions. In particular, what really drove product sales? You know, they were up about 16% it looks like sequentially. Where did you really see the strength there?

FRAN FLOOD: I think that the strength is coming from the corporate sector. I think the distance learning sector is still very bullish and in our channel check I think we're really starting to see that more jobs are being awarded. We have the privilege of having a consultant on our Board of Directors, Harry Speilburg. While we know that Harry is absolutely vendor neutral, as he should be, he does provide to us insight in terms of what is the revenue stream going on out there. What jobs are coming on the street, how does business look, and so he's been able to really give a helping hand in terms of what kind of work is being awarded and what his visibility is into the revenue going forward.

PHILLIP ROBERT: Okay, and I think last time you guys had put out some information. There were some instances of, you know, push outs or rescheduling of products as people sort of re-evaluate their spending patterns. Have you seen any changes in that as far as, you know, what's going into the channel and are things being pulled in, or is it net, net pretty much stabilized?

FRAN FLOOD: My general sense, and I certainly don't want to be premature in my assumptions here, but my general sense is that net, net things are starting to stabilize. In fact, this morning as I was coming down the snowy, snowy (INAUDIBLE), I was talking to a few of our folks on the east coast as well as in the Midwest to determine, you know, what visibility do they have and do they see and they say that net, net they think things are starting to come on line. I think that's something that Scott Sutherland perhaps suggested earlier on this call.

PHILLIP ROBERT: Okay, and if I read into this correctly, improvement in margin on the services business, can I really make the inference that you guys really were able to benefit on the spread between rates? For instance, the renegotiation of line changes and that which you got the customers and at the same time, at least this quarter, you had, you know, somewhat of a lower growth rate. Does that mean that, you know, maybe some of that big business was not quite as profitable on the gross margin line?

FRAN FLOOD:  Kevin.

KEVIN DAVIS: The main area that we've been able to increase on the gross margin has been specifically in terms of negotiation of the network and line charges. Certainly volume has been a driver of that, so we increase our volume. We've been able to negotiate better rates back with them, and also keep in mind we've been able to increase some efficiencies in our operations center, the cause of the services if you will, so we've seen a significant amount of increase in efficiencies there. Rate compressions and the move to reservation of conferencing, we've seen that in the industry. That's been talked about. We're experiencing some of that. At the same time we're able to as people are shifting


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

from operator services to reservationless, increased some of our margins and gain efficiencies there. That's how we've been growing or increasing the gross margins.

PHILLIP ROBERT: Okay, and the last thing and then I'll get off the call here. Have you seen, you know, sort of any further or even new encroachment from some of the newer combinations of companies that are out there? I'll use the, you know, the Polycom's, Tandberg's, and Sony's of the world on the product side. You know, as a for instance with, you know, the recent combinations of Polycom and ASPI and the like. Can you talk a little bit about the competitive landscape, Fran?

FRAN FLOOD: Yeah, I can. I think at this point in time we have not really seen an encroachment. I think that they pretty much got their hands full in terms of bringing together all of those corporations that they've recently acquired themselves. What we've been doing and working with our distribution channel is essentially to find out, you know, where and who is being specked in the largest of jobs and we do have actually a SWAT team that is specifically dedicated to shall we say persuade the people who are specking competitive products to the Gentner family suite and we've actually been fairly successful in those types of initiatives, so I would say right now, you know, while we are very closely monitoring - and it's not - you know, it's interesting. Polycom gets a lot of play, but the fact of the matter - and we're very friendly with the folks at Tandberg because obviously our products today are currently being incorporated by the integrator's hand and glove and so we do a lot on the partnership front there, but we look at all of the competition and we don't put a lot of whole lot of stock exclusively into the Polycom front. We're very cognizant of what a lot of the other competition is doing as well. You don't want to discount the smaller, hungrier guy that's trying to crawl up your back.

PHILLIP ROBERT: Right, okay, and I guess that brought to mind one more thing. We've got about 3 weeks before sort of the fireworks begin. How is that really going to effect you, you know, doing business here? Are you seeing people, you know, take vacation time now and sort of, you know, get the heck out of Dodge before the tourist onslaught, or how is it really going to effect your business?

FRAN FLOOD: Well, it's kind of interesting. We've been looking at a lot of the local companies around here in terms of how they're handling it. As much as I'd say we're ecstatic about the Olympics coming here, and certainly there will be people taking advantage of attending some of the events, for our purposes at ClearOne Communications it is business as usual. We've got to meet our numbers and while we certainly like the aspects of have the Olympics here - actually, we've seen some tangential business coming out of the fact that the Olympics are here. We have Olympic specials at some of the local companies because quite frankly a lot of the companies around here don't want to be driving in and so they want to be virtually there and use our conferencing services, so we're taking advantage of the opportunity, but for our purposes employees are scheduled, business is running as usual.

PHILLIP ROBERT:  Okay, great.  Thank you guys.

FRAN FLOOD:  Thanks so much.

PHILLIP ROBERT:  Bye, bye.

FRAN FLOOD:  Bye.

CONFERENCE COORDINATOR: Thank you Mr. Robert. There appear to be no more questions from members of the financial community. ClearOne will now accept questions from all other participants. Once again, to ask your question please press a 1 followed by a 4 on your touchtone phone. Ms. Flood, our next question comes from Mr. Michael Klausner. Go ahead.

MICHAEL KLAUSNER: I had some questions, but I think most of them have been answered by you. I just wanted to say I think it's a brilliant acquisition. I think it will be synergistic and complimentary with both yours and E.mergent's lines and I really think you're more than half way to achieving your goal which you said publicly many times is to create the best company ever, and congratulations. It's really a thrill to see how Gentner has emerged from a relatively small entrepreneurial and focused company to a company that's very focused and that has been growing both the bottom and top lines tremendously, and to the E.mergent employees, all I can say is you're going to work hard, but you're also going to have a lot of fun given Fran's creative culture making and sense of sites of games and strategies which I think are just (INAUDIBLE) to the success of the company.

FRAN FLOOD: Michael, thank you so much. You know I sit here and reflect one of the things I really feel very blessed with is an executive team like you have just heard and with the big guy upstairs on our side, who can't be excited about what's going on here?

MICHAEL KLAUSNER: Yes, and I think, you know, you've built a team. It's no longer a one person show as it has been. I think you've built a team which really is tremendously awesome and I don't see any glitches in terms of the future given the nature of the market and given the way the company is acquiring other companies and focusing their direction and being so aware of the opportunities in video conferencing in allied areas, so congratulations and I look forward to continue to follow the progress of the company and be pleasantly surprised by all of your new moves.

FRAN FLOOD: Thank you, Michael and continued health to you. I hope everything is going well.

MICHAEL KLAUSNER:  Bye.

FRAN FLOOD:  Bye, bye.


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

CONFERENCE COORDINATOR: Thank you, Mr. Klausner. Our next question comes from Mr. Jeff Lown, an individual investor. Go ahead, please.

JEFF LOWN: Good morning. I had to hop off the call for a few minutes. I apologize. Did I hear you refer to Gene as COO?

FRAN FLOOD:  Yes, that's correct.

JEFF LOWN:  Is that a new title?

FRAN FLOOD: Well, he's actually been Vice President of Technology and Operations and we have moved him into the Chief Operating position.

JEFF LOWN:  Well, Gene, congratulations.

GENE KUNTZ:  Thank you.

JEFF LOWN:  That's all.

{Crosstalk}

CONFERENCE COORDINATOR: Thank you, Mr. Lown. Ms. Flood, there appear to be no further questions for you today. I'll now turn the time back over to you.

FRAN FLOOD: Thank you so much, Galen. You guys have done an awesome job. I appreciate that and I appreciate everyone's interest in ClearOne Communications. Look forward to a great future in front of us. Thanks again for your time and your interest.

END OF CONFERENCE CALL



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

FORWARD LOOKING INFORMATION

The foregoing conference call transcript contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1993, as amended and are subject to the Safe Harbor provisions created by such statutes. Such statements include statements about ClearOne's beliefs, plans, intentions and strategies, including ClearOne's expectations about ClearOne's future financial results and the potential benefit of the merger of ClearOne with E.mergent, Inc. Such statements are not guarantees of the future performance of ClearOne or the combined company. They are based on ClearOne's current expectations, forecasts and assumptions resulting from information currently available to ClearOne. These forward-looking statements involve risks and uncertainties that could cause actual outcomes and results to differ materially from the results and expectations described. With regard to the proposed merger, while the companies have executed a definitive merger agreement, there is no assurance that the parties will complete the transaction. In the event that the companies do not receive the necessary shareholder approvals or fail to satisfy conditions for closing, the transaction will terminate. Further, if the merger is completed, ClearOne may experience difficulties in introducing or integrating acquired products into new or existing ClearOne products or difficulties in capitalizing on new distribution channels or an expanded customer base. Additional risks and uncertainties include, but are not limited to conditions in the financial markets relevant to the proposed merger, the failure to achieve expected synergies, efficiencies and cost-savings of operations, discontinuity of component supply or availability, risk of price fluctuation, loss of major customers, fluctuations in operating results, changes in technology, competition, the ability to manage rapid growth, the ability to manage business and personnel integration, risks associated with international sales and operations, the ability to retain key personnel and intellectual property rights enforcement. The revenues and earnings of ClearOne and the combined company, and their ability to achieve their planned business objectives, will be subject to such factors, which make estimation of future operating results uncertain. For a further list and description of risks and uncertainties, see the reports filed with the Securities and Exchange Commission by ClearOne, specifically ClearOne's most recently filed Form 10-Q, and 10-K, and well as the Form S-4 Registration Statement filed by ClearOne in connection with the merger. ClearOne disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

ClearOne has filed with the SEC a registration statement that includes a preliminary proxy statement/prospectus for the merger. The registration statement and proxy statement/prospectus contain important information about ClearOne, E.mergent, the merger and related matters, including detailed risk factors. The information contained in the initial registration statement and preliminary proxy statement/prospectus is not complete and may be changed. E.mergent intends to mail a definitive proxy statement/prospectus to its stockholders in connection with seeking their approval of the merger. Investors and security holders are urged to read the definitive registration statement and proxy statement/prospectus carefully because they contain important information. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus through the web site maintained by the SEC at http://www.sec.gov, or by directing a request to ClearOne at 1825 Research Way, Salt Lake City, UT 84119, attention: Bryce Benson, telephone (801) 975-7200, or to E.mergent at 5960 Golden Hills Drive, Golden Valley, MN 55416, attention Jill Larson, telephone (736) 417-4257. In addition to the registration statement and the proxy statement/prospectus, ClearOne and E.mergent file annual, quarterly and special reports, proxy statements and other information with the SEC. Investors and security holders may read and obtain free copies of any such reports, statements and other information through the web site maintained by the SEC, or by contacting ClearOne and E.mergent at the addresses listed above.

E.mergent, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the merger. Information concerning the participants in the solicitation is set forth in the ClearOne's registration statement and will be set forth in the final proxy statement/prospectus when it becomes available.


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